Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), December 12, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on December 1, 2022, as the second tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
02/12/2022	6,405	215.3180	1,379,111.79	—	—	—	—	6,405	215.3180	1,379,111.79
05/12/2022	6,470	214.7257	1,389,275.28	—	—	—	—	6,470	214.7257	1,389,275.28
06/12/2022	7,370	212.2501	1,564,283.24	7,565	220.0351	1,664,565.53	1,582,888.49	14,935	210.7246	3,147,171.73
07/12/2022	7,715	210.5572	1,624,448.80	5,329	220.3548	1,174,270.73	1,115,272.80	13,044	210.0369	2,739,721.60
08/12/2022	8,000	209.0239	1,672,191.20	—	—	—	—	8,000	209.0239	1,672,191.20
09/12/2022	7,650	209.0428	1,599,177.42	—	—	—	—	7,650	209.0428	1,599,177.42
Total	43,610	211.6140	9,228,487.73	12,894	220.1672	2,838,836.26	2,698,161.28	56,504	211.0762	11,926,649.01

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till December 9, 2022, the total invested consideration has been:
•Euro 9,228,487.73 for No. 43,610 common shares purchased on the EXM
•USD 2,838,836.26 (Euro 2,698,161.28*) for No. 12,894 common shares purchased on the NYSE.

On December 2, 2022, in the Ferrari Group employees’ granting share process, the Company assigned No. 11,218 common shares held in treasury. On the same day Ferrari purchased, in a “cross order” transaction executed on the EXM, No. 3,366 common shares in order to cover individual's taxable income as standard practice (Sell to Cover) at the average price of Euro 215.7000 per share.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

As of December 9, 2022, the Company held in treasury No. 11,884,133 common shares equal to 4.62% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since July 1, 2022 until December 9, 2022, the Company has purchased a total of 830,241 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 162,652,328.72.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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